Exhibit 99.1

U.S. GOLDMINING ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING

Vancouver, British Columbia – April 24, 2023 – U.S. GoldMining Inc. (NASDAQ: USGO) ("U.S. GoldMining") and GoldMining Inc. (TSX: GOLD; NYSE AMERICAN: GLDG) ("GoldMining") are pleased to announce the closing of U.S. GoldMining's initial public offering (the "IPO") today of 2,000,000 units of U.S. GoldMining (the "Units") at an initial public offering price of US$10.00 per Unit.

Each Unit is comprised of one share of common stock of U.S. GoldMining (a "Share") and one warrant to purchase one Share (a "Warrant"). Each Warrant entitles the holder thereof to acquire one Share at an exercise price of US$13.00 per Share for a period of three years after issuance.

The Shares and Warrants of U.S. GoldMining began trading on the Nasdaq Capital Market on April 20, 2023, under the tickers "USGO" and "USGOW", respectively.

The gross proceeds from the offering were US$20.0 million before deducting underwriting discounts and commissions and other offering expenses. U.S. GoldMining plans to use the net proceeds from the offering to fund exploration and development activities at its Whistler gold-copper project, located in Alaska, U.S.A., repay funds advanced by GoldMining, and for working capital.

H.C. Wainwright & Co. and BMO Capital Markets acted as the joint book-running managers for the offering. Laurentian Bank Securities Inc. and Sprott Capital Partners LP acted as co-managers for the offering.

Alastair Still, Chairman of U.S. GoldMining, commented: “The successful IPO of U.S. GoldMining is a momentous event that we believe firmly positions us to advance our strategy of unlocking value from the Whistler Project, located in Alaska, one of the world’s top mining jurisdictions. We are excited by the potential growth opportunities of the Whistler Project, which hosts one of the largest gold-copper resource estimates in the Americas still in the hands of a junior explorer and developer.”

Tim Smith, Chief Executive Officer of U.S. GoldMining, stated: “The launch of U.S. GoldMining supports our confidence in the potential for the Whistler Project and stands testament to the caliber of our team. U.S. GoldMining is now well positioned, with a strong treasury and experienced management team, in order to create value at the project.”

This news release constitutes a "designated news release" of GoldMining for the purposes of its prospectus supplement dated December 10, 2021 to its short form prospectus dated October 27, 2021.

Registration statements have been filed with the U.S. Securities and Exchange Commission and became effective on April 19, 2023. U.S. GoldMining has also obtained receipt for its final prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, other than Québec.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of U.S. GoldMining, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Early Warning Report

In connection with the completion of the IPO, an early warning report (the "Report") will be filed by GoldMining pursuant to Canadian National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Requirements on SEDAR at www.sedar.com under the profile of U.S. GoldMining. Pursuant to the IPO, on April 19, 2023, GoldMining acquired beneficial ownership and control and direction of 122,490 Units at a price of US$10.00 per Unit (the "IPO Acquisition"). Immediately prior to the IPO Acquisition, GoldMining beneficially owned and exercised control and direction of 9,500,001 Shares, representing approximately 93.7% of the outstanding Shares, and no Warrants. Immediately following the IPO Acquisition, GoldMining beneficially owned and exercised control and direction of 9,622,491 Shares and 122,490 Warrants, representing approximately 79.3% of the outstanding Shares (or, assuming the exercise by GoldMining of all of its Warrants, approximately 79.5% of the outstanding Shares). As a result of subsequent acquisitions made through the facilities of the Nasdaq Capital Market, as of the date hereof, GoldMining beneficially owns and exercises control and direction of 9,720,027 Shares, representing approximately 80.1% of the outstanding Shares (or, assuming the exercise by GoldMining of all of its Warrants, approximately 80.3% of the then outstanding Shares).

The Shares and Warrants were acquired by GoldMining for investment purposes and, in the future, GoldMining may acquire additional Shares, Warrants and/or other securities of U.S. GoldMining, dispose of some or all of the existing or additional securities GoldMining holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors. The timing and actual number of Shares, Warrants and/or other securities that GoldMining may acquire or dispose of in the future will depend on a variety of factors, including price, available liquidity, corporate and regulatory requirements and market conditions and alternative investment opportunities. Acquisitions may be made by GoldMining using a variety of methods, including but not limited to, open market purchases and privately negotiated transactions, subject to applicable securities laws and other applicable legal requirements.

To obtain a copy of the Report, please contact GoldMining at its head office as follows:

GoldMining Inc.
Attn: Pat Obara, Chief Financial Officer
1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3
Tel: (855) 630-1001

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas.  Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.  GoldMining also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY).

About U.S. GoldMining Inc.

U.S. GoldMining Inc. is an exploration and development company focused on advancing the Whistler gold-copper project, located 170 km northwest of Anchorage, Alaska, U.S.A. The Whistler Project consists of several gold-copper porphyry deposits and exploration targets within a comprehensive regional land package totaling 217.5 sq km (53,700 acres).

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chair

David Garofalo, Co-Chair

Telephone: (855) 630-1001

Email: info@goldmining.com

U.S. GoldMining Inc.

Alastair Still, Chair

Tim Smith, Chief Executive Officer

Telephone: (604) 388-9788

Email: info@us.goldmining.com

Technical Information

Tim Smith, P.Geo., Chief Executive Officer of U.S. GoldMining and Vice President, Exploration of GoldMining, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Smith is a "qualified person" as defined in Canadian National Instrument 43-101 – Standards of Disclosure of Mineral Projects ("NI 43-101").

For further information regarding the Whistler Project, please refer to the NI 43-101 technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project" with an effective date of September 22, 2022, a copy of which is available under each of GoldMining's and U.S. GoldMining's profiles at www.sedar.com, and the technical report summary titled "Initial Assessment for the Whistler Project" with an effective date of September 22, 2022, a copy of which is available under U.S. GoldMining's profile at www.sec.gov.

Forward-Looking Statements

This news release contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements include statements with regard to expected use of proceeds of the IPO by U.S. GoldMining, its business plans, expectations regarding the Whistler Project and potential growth opportunities thereat. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on GoldMining's and U.S. GoldMining's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to: the inherent risks involved in the exploration and development of mineral properties, proposed studies may not confirm expectations for the Whistler Project, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" in the final prospectus relating to the offering, a copy of which is available on the SEDAR website at www.sedar.com and on EDGAR under U.S. GoldMining's profile. Forward-looking statements contained in this news release are made as of this date, and GoldMining and U.S. GoldMining do not undertake any duty to update such information except as required under applicable law.